

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15
(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 05, 2019

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended December 31, 2018. A copy of the press release is attached as Exhibit 99.1.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

Bonus Awards for 2018

On March 5, 2019, the compensation committee (the "Compensation Committee") of the Board of Directors of Urban One, Inc. (the "Company" or "Urban One") gave approval for payout of cash bonuses to the named executive officers of Urban One for the year-ended December 31, 2018. In making 2018 annual bonus decisions for Alfred C. Liggins, III, Chief Executive Officer (the "CEO") and Catherine L. Hughes, Founder and Chairperson (the "Founder"), the Compensation Committee considered the applicable performance criteria as set forth in the CEO's and Founder's 2008 employment agreements (the "2008 Employment Agreements") as updated by terms approved by the Compensation Committee on September 30, 2014 (the "2014 Terms of Employment" and with the 2008 Employments Agreement, the "Founder Terms of Employment" or the "CEO Terms of Employment", as applicable). The criteria set forth in the CEO and Founder Terms of Employment and other factors considered by the Compensation Committee are set forth below.

Founder Terms of Employment and Additional Considerations for the Founder. The Founder Terms of Employment provide for an annual cash bonus payable at the discretion of the board up to a maximum of $500,000. Under the Founder Terms of Employment, in exercising its discretion whether or not to pay the Founder such bonus, the Compensation Committee generally considered the Company's overall performance for a given fiscal year and the Founder's contributions to the success of the Company.

CEO Terms of Employment and Additional Considerations for the CEO. The Compensation Committee establishes the bonus level for the CEO. Under the terms of the CEO Terms of Employment, the CEO's bonus award cannot in the aggregate exceed his current annual base salary or $1,250,000. Under the CEO Terms of Employment, the CEO's bonus award had two components. The first component, equaling 50% of the award (or approximately $625,000 based on current compensation), was based on the achievement of pre-established individual and Company performance goals, as determined by the Compensation Committee in consultation with the CEO (the "Performance Goals Portion"). For calendar year 2018, the elements and allocations of the Performance Goals Portion were as follows: (i) Company's consolidated performance as measured by EBITDA versus the Company's consolidated budget - allocation equaled 50% of the performance based award (25% of aggregate award) or maximum payout of $312,500; (ii) successful improvement of free cash flow, including as measured by performance versus bank covenants - allocation equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000; (iii) performance as measured by expense management and cost containment objectives - allocation equaled 20% of the performance based award (10% of aggregate award) or maximum payout of $125,000 and (iv) successful refinance of certain of the Company's outstanding indebtedness - allocation equaled 10% of the performance based award (5% of aggregate award) or maximum payout of $62,500. The second component, equaling the balance of the award ($625,000), is determined at the discretion of the Compensation Committee. Under the CEO Terms of Employment, in determining the amount of the discretionary portion of the CEO's bonus, the Compensation Committee was permitted to consider factors such as "over-performance" versus all or any one of the pre-established individual and Company performance goals under the Performance Goals Portion of the bonus.

In considering the above described performance criteria for the CEO and Founder, the Compensation Committee made the following observations in determining performance-based bonus compensation:

    (i)   The Compensation Committee considered the 2018 operating performance of the Company on a consolidated basis. In this regard, the Compensation Committee noted that the Company delivered EBITDA above budget.

    (ii)   The Compensation Committee further noted the Company's leverage reduction, noting a net leverage ratio improvement from 6.91x to 6.50x.

    (iii)   Next, the Compensation Committee considered certain over performance in the Company's expense management and cost containment objectives.

    (iv)   Finally, the Compensation Committee noted the Company's successful re-finance of its senior unsecured debt, extending the maturity to 2022.

With respect to the discretionary portion of the CEO's 2018 bonus, the Compensation Committee considered a number of other factors, including but not limited to: (i) the Company's successes with a number of key vendors; (ii) political over-performance; and (iii) other favorable performance across the Company's operating platform. With all of the above factors in mind, the Compensation Committee made the determination to pay cash bonuses to the CEO and the Founder in the amounts of $1,250,000 and $500,000, respectively, representing a 100% payout of their bonus potential.

The bonus payable to Peter D. Thompson, the Company's Chief Financial Officer, was also considered and determined in the discretion of the Compensation Committee.   Mr. Thompson was awarded a cash bonus in the amount of $350,000.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated March 06, 2019: Urban One, Inc. Reports Fourth Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K and the press release attached as Exhibit 99.1 contain forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the SEC.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

	/s/ Peter D. Thompson
March 11, 2019	Peter D. Thompson
	Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

March 6, 2019   Contact: Peter D. Thompson, EVP and CFO
FOR IMMEDIATE RELEASE   (301) 429-4638
Washington, DC

URBAN ONE, INC. REPORTS FOURTH QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended December 31, 2018. Net revenue was approximately $113.5 million, an increase of 4.1% from the same period in 2017. Broadcast and digital operating income[1] was approximately $44.6 million, an increase of 0.5% from the same period in 2017. The Company reported operating income of approximately $9.4 million for the three months ended December 31, 2018, compared to approximately $20.6 million for the same period in 2017. Net income was approximately $116.9 million or $2.62 per share (basic) and $2.49 per share (diluted) compared to approximately $121.3 million or $2.63 per share (basic) and $2.50 per share (diluted) for the same period in 2017. Adjusted EBITDA[2] was approximately $35.3 million for the three months ended December 31, 2018, compared to $38.7 million for the same period in 2017.

Alfred C. Liggins, III, Urban One's CEO and President stated, "I was pleased that we came in slightly ahead of our Adjusted EBITDA guidance, led by extremely strong radio performance. Our radio segment revenue was up by 16.5% including political advertising, and by 8.8% excluding political. For the quarter, we outperformed the radio markets in which we operate by 850 bps. Our Cable TV operation posted strong growth in advertising revenues, up 9.3%, driven by increased direct response rates, and additional ad units, which was offset by a modest decline in affiliate revenues (-2.0%). Our digital revenues underperformed expectations, and we have taken significant steps to remediate. I expect improved performance from the division in 2019. In December, we substantially completed the refinancing of our 2020 Notes, which significantly extends the Company's debt maturity profile. On January 19, 2019 we successfully launched our new Women's lifestyle channel, Cleo TV, which will further enhance our ability to entertain and inform our core consumers."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 113,541	$ 109,036	$ 439,098	$ 440,041
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	31,842	30,619	125,316	130,417
Selling, general and administrative, excluding stock-based compensation	37,136	34,096	148,967	147,923
Corporate selling, general and administrative, excluding stock-based compensation	11,056	12,525	32,019	41,171
Stock-based compensation	1,076	2,701	4,711	4,647
Depreciation and amortization	8,320	8,468	33,189	34,016
Impairment of long-lived assets	14,700	-	21,256	29,148
Total operating expenses	104,130	88,409	365,458	387,322
Operating income	9,411	20,627	73,640	52,719
INTEREST INCOME	46	40	240	200
INTEREST EXPENSE	19,244	19,273	76,667	79,420
GAIN ON SALE-LEASEBACK	-	-	-	(14,411)
LOSS (GAIN) ON RETIREMENT OF DEBT	2,794	(1,174)	1,809	5,219
OTHER INCOME, net	(2,152)	(1,863)	(8,002)	(6,608)
(Loss) income before benefit from income taxes and noncontrolling interest in income of subsidiaries	(10,429)	4,431	3,406	(10,701)
BENEFIT FROM INCOME TAXES	(127,844)	(117,196)	(138,758)	(123,163)
CONSOLIDATED NET INCOME	117,415	121,627	142,164	112,462
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	493	343	1,163	575
CONSOLIDATED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 116,922	$ 121,284	$ 141,001	$ 111,887
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS				
CONSOLIDATED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 116,922	$ 121,284	$ 141,001	$ 111,887
Weighted average shares outstanding - basic[3]	44,663,033	46,198,362	45,647,696	47,169,682
Weighted average shares outstanding - diluted[4]	46,874,741	48,527,664	48,000,957	49,632,884

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PER SHARE DATA - basic and diluted:	Three Months Ended December 31,		Year Ended December 31,	
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except per share data)		(in thousands, except per share data)	
Consolidated net income attributable to common stockholders (basic)	$ 2.62	$ 2.63	$ 3.09	$ 2.37
Consolidated net income attributable to common stockholders (diluted)	$ 2.49	$ 2.50	$ 2.94	$ 2.25
SELECTED OTHER DATA				
Broadcast and digital operating income [1]	$ 44,563	$ 44,321	$ 164,815	$ 161,701
Broadcast and digital operating income margin (% of net revenue)	39.2%	40.6%	37.5%	36.7%
Broadcast and digital operating income reconciliation:				
Consolidated net income attributable to common stockholders	$ 116,922	$ 121,284	$ 141,001	$ 111,887
Add back non-broadcast and digital operating income items included in consolidated net income:				
Interest income	(46)	(40)	(240)	(200)
Interest expense	19,244	19,273	76,667	79,420
Benefit from income taxes	(127,844)	(117,196)	(138,758)	(123,163)
Corporate selling, general and administrative expenses	11,056	12,525	32,019	41,171
Stock-based compensation	1,076	2,701	4,711	4,647
Gain on sale-leaseback	-	-	-	(14,411)
Loss (gain) on retirement of debt	2,794	(1,174)	1,809	5,219
Other income, net	(2,152)	(1,863)	(8,002)	(6,608)
Depreciation and amortization	8,320	8,468	33,189	34,016
Noncontrolling interest in income of subsidiaries	493	343	1,163	575
Impairment of long-lived assets	14,700	-	21,256	29,148
Broadcast and digital operating income	$ 44,563	$ 44,321	$ 164,815	$ 161,701
Adjusted EBITDA[2]	$ 35,335	$ 38,744	$ 140,622	$ 137,098
Adjusted EBITDA reconciliation:				
Consolidated net income attributable to common stockholders:	$ 116,922	$ 121,284	$ 141,001	$ 111,887
Interest income	(46)	(40)	(240)	(200)
Interest expense	19,244	19,273	76,667	79,420
Benefit from income taxes	(127,844)	(117,196)	(138,758)	(123,163)
Depreciation and amortization	8,320	8,468	33,189	34,016
EBITDA	$ 16,596	$ 31,789	$ 111,859	$ 101,960
Stock-based compensation	1,076	2,701	4,711	4,647
Gain on sale-leaseback	-	-	-	(14,411)
Loss (gain) on retirement of debt	2,794	(1,174)	1,809	5,219
Other income, net	(2,152)	(1,863)	(8,002)	(6,608)
Noncontrolling interest in income of subsidiaries	493	343	1,163	575
Employment Agreement Award, incentive plan award expenses and other compensation	(1,173)	5,210	(3,654)	9,084
Contingent consideration from acquisition	684	(226)	2,399	(226)
Severance-related costs	411	373	2,032	1,629
Cost method investment income from MGM National Harbor	1,906	1,591	7,049	6,081
Impairment of long-lived assets	14,700	-	21,256	29,148
Adjusted EBITDA	$ 35,335	$ 38,744	$ 140,622	$ 137,098

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	December 31, 2018	December 31, 2017
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 15,890	$ 37,811
Intangible assets, net	916,824	971,484
Total assets	1,237,409	1,316,755
Total debt (including current portion, net of original issue discount and issuance costs)	912,463	970,666
Total liabilities	1,048,477	1,263,320
Total stockholders' equity	178,700	42,655
Redeemable noncontrolling interest	10,232	10,780

	December 31, 2018	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $6.8 million (subject to variable rates) *(a)*	$ 317,154	6.53%
9.25% senior subordinated notes due February 2020, net of original issue discount and issuance costs of $0 (fixed rate) *(b)*	2,037	9.25%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $3.3 million (fixed rate)	346,675	7.375%
Comcast Note due April 2019 (fixed rate) *(b)*	11,872	10.47%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $4.7 million (fixed rate)	187,314	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $2.7 million (fixed rate)	47,411	11.00%

(a)   Subject to variable Libor plus a spread that is incorporated into the applicable interest rate set forth above.
(b)   On February 15, 2019, the remaining 2020 Notes were redeemed and the Comcast Note was paid in full and retired.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended December 31,			
	2018	2017	$ Change	% Change
	(Unaudited)			
	(in thousands)			
Net Revenue:				
Radio Advertising	$ 53,238	$ 51,330	$ 1,908	3.7%
Political Advertising	4,268	835	3,433	411.1%
Digital Advertising	8,071	10,382	(2,311)	-22.3%
Cable Television Advertising	20,218	18,502	1,716	9.3%
Cable Television Affiliate Fees	25,764	26,289	(525)	-2.0%
Event Revenues & Other	1,982	1,698	284	16.7%
Net Revenue (as reported)	$ 113,541	$ 109,036	$ 4,505	4.1%

Net revenue increased to approximately $113.5 million for the quarter ended December 31, 2018, from approximately $109.0 million for the same period in 2017. Net revenues from our radio broadcasting segment increased 16.5% compared to the same period in 2017. We experienced net revenue growth most significantly in our Atlanta, Baltimore, Charlotte, Cleveland, Detroit, Indianapolis, Raleigh, St. Louis and Washington DC markets, with our Richmond market experiencing a decline for the quarter. We recognized approximately $45.9 million of revenue from our cable television segment during the three months ended December 31, 2018, compared to approximately $45.2 million for the same period in 2017, with an increase primarily in advertising sales. Net revenue from our Reach Media segment decreased 5.9% for the quarter ended December 31, 2018, compared to the same period in 2017. Finally, net revenues for our digital segment decreased approximately $2.3 million for the three months ended December 31, 2018, compared to the same period in 2017, primarily due to a decrease in direct revenues driven by client attrition and reduced demand among other factors.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $80.0 million for the quarter ended December 31, 2018, up 3.6% from the approximately $77.2 million incurred for the comparable quarter in 2017. The overall operating expense increase was driven primarily by higher programming and technical expenses as well as higher selling, general and administrative expenses, which were partially offset by a decrease in corporate selling, general and administrative expenses. Our cable broadcasting and radio broadcasting segments generated a combined increase of approximately $4.4 million in higher selling, general and administrative expenses for the three months ended December 31, 2018, compared to the same period in 2017. Our cable television segment generated higher marketing and promotional expenses for the three months ended December 31, 2018, due to the timing of certain campaigns. The radio broadcasting segment also incurred higher marketing and promotional expenses in the fourth quarter in addition to higher compensation costs.

Depreciation and amortization expense decreased 1.7% for the quarter ended December 31, 2018, primarily due to the mix of assets approaching or near the end of their useful lives.

Interest expense decreased to approximately $19.2 million for the quarter ended December 31, 2018, compared to approximately $19.3 million for the same period in 2017. The Company made cash interest payments of approximately $27.1 million on its outstanding debt for the quarter ended December 31, 2018, compared to cash interest payments of approximately $18.9 million on its outstanding debt for the quarter ended December 31, 2017. On December 20, 2018, the Company closed on a new $192.0 million unsecured credit facility (the "2018 Credit Facility") and a new $50.0 million loan secured by its interest in the MGM National Harbor Casino (the "MGM National Harbor Loan"). During the quarter ended December 31, 2018, in conjunction with entering into the 2018 Credit Facility and MGM National Harbor Loan, the Company repurchased approximately $243.0 million of its 2020 Notes at an average price of approximately 100.88% of par.

During the quarter ended December 31, 2018, the Company recorded a loss on retirement of debt of approximately $2.8 million. This amount includes a write-off of previously capitalized debt financing costs and original issue discount associated with the 2020 Notes in the amount of $649,000 and also includes approximately $2.1 million associated with the premium paid to the bondholders. By comparison, the gain on retirement of debt of approximately $1.2 million for the quarter ended December 31, 2017, was due to the redemption of approximately $20 million of our 2020 Notes at a discount.

The impairment of long-lived assets for the three months ended December 31, 2018, was related to a non-cash impairment charge recorded to reduce the carrying value of our Atlanta market goodwill.

For the three months ended December 31, 2018, we recorded a benefit from income taxes of approximately $127.8 million on a pre-tax loss from operations of approximately $10.4 million, that results in a tax rate of (1,225.9)%. The tax benefit is primarily attributable to deferred tax benefits from federal and state net operating losses of approximately $128.5 million that will be recognized in a future period, and the Company also recorded current state tax expense of approximately $671,000. For the quarter ended December 31, 2017, we recorded a benefit from income taxes of approximately $117.2 million primarily attributable to the reduction of the deferred tax liability due to the federal tax rate change from 35% to 21%, and other tax impacts due to the 2017 Tax Cut and Jobs Act. The Company received a net tax refund of $131,000 and $89,000 for the quarters ended December 31, 2018 and 2017, respectively.

Other income, net, was approximately $2.2 million and $1.9 million for the quarters ended December 31, 2018 and 2017, respectively. For the three months ended December 31, 2018 and 2017, the Company recognized approximately $1.9 million and $1.6 million, respectively, of cost method investment income from its MGM investment.

The increase in noncontrolling interests in income of subsidiaries was due primarily to higher net income recognized by Reach Media during the three months ended December 31, 2018, compared to the same period in 2017.

Other pertinent financial information includes capital expenditures of $709,000 and approximately $2.9 million for the quarters ended December 31, 2018 and 2017, respectively.

During the three months ended December 31, 2018, the Company did not repurchase any Class A common stock and repurchased 914,086 shares of Class D common stock in the amount of approximately $2.0 million. During the quarter ended December 31, 2017, the Company did not repurchase any Class A common stock and repurchased 312,409 shares of Class D common stock in the amount of $597,000.

The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended December 31, 2018, the Company executed a Stock Vest Tax Repurchase of 13,162 shares of Class D Common Stock in the amount of $27,000. During the quarter ended December 31, 2017, the Company repurchased 8,961 shares of Class D common stock, to satisfy employee tax obligations, in the amount of $19,000.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three months and years ended December 31, 2018 and 2017 are included.

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	Three Months Ended December 31, 2018 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 113,541	$ 50,841	$ 9,264	$ 8,123	$ 45,883	$ (570)
OPERATING EXPENSES:						
Programming and technical	31,842	10,327	4,493	3,033	14,092	(103)
Selling, general and administrative	37,136	21,376	743	5,723	9,762	(468)
Corporate selling, general and administrative	11,056	-	1,117	-	3,177	6,762
Stock-based compensation	1,076	136	11	31	1	897
Depreciation and amortization	8,320	894	61	472	6,569	324
Impairment of long-lived assets	14,700	14,700	-	-	-	-
Total operating expenses	104,130	47,433	6,425	9,259	33,601	7,412
Operating income (loss)	9,411	3,408	2,839	(1,136)	12,282	(7,982)
INTEREST INCOME	46	-	-	-	-	46
INTEREST EXPENSE	19,244	338	-	-	1,919	16,987
LOSS ON RETIREMENT OF DEBT	2,794	-	-	-	-	2,794
OTHER INCOME, net	(2,152)	(233)	-	-	-	(1,919)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(10,429)	3,303	2,839	(1,136)	10,363	(25,798)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(127,844)	4,811	681	643	2,144	(136,123)
CONSOLIDATED NET INCOME (LOSS)	117,415	(1,508)	2,158	(1,779)	8,219	110,325
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	493	-	-	-	-	493
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 116,922	$ (1,508)	$ 2,158	$ (1,779)	$ 8,219	$ 109,832
Adjusted EBITDA[2]	$ 35,335	$ 19,398	$ 2,911	$ 142	$ 19,116	$ (6,232)

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| | | Three Months Ended December 31, 2017 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 109,036	$ 43,634	$ 9,847	$ 10,401	$ 45,182	$ (28)
OPERATING EXPENSES:						
Programming and technical	30,619	9,516	5,530	3,177	12,417	(21)
Selling, general and administrative	34,096	18,571	1,322	6,037	8,192	(26)
Corporate selling, general and administrative	12,525	-	569	-	1,854	10,102
Stock-based compensation	2,701	345	38	-	5	2,313
Depreciation and amortization	8,468	942	56	537	6,567	366
Total operating expenses	88,409	29,374	7,515	9,751	29,035	12,734
Operating income (loss)	20,627	14,260	2,332	650	16,147	(12,762)
INTEREST INCOME	40	-	-	-	(5)	45
INTEREST EXPENSE	19,273	356	-	-	1,918	16,999
GAIN ON RETIREMENT OF DEBT	(1,174)	-	-	-	-	(1,174)
OTHER INCOME, net	(1,863)	(219)	-	-	-	(1,644)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	4,431	14,123	2,332	650	14,224	(26,898)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(117,196)	9,129	917	(35)	5,271	(132,478)
CONSOLIDATED NET INCOME	121,627	4,994	1,415	685	8,953	105,580
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	343	-	-	-	-	343
NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 121,284	$ 4,994	$ 1,415	$ 685	$ 8,953	$ 105,237
Adjusted EBITDA[2]	$ 38,744	$ 15,669	$ 2,439	$ 1,134	$ 23,351	$ (3,849)

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	Year Ended December 31, 2018 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 439,098	$ 182,765	$ 42,984	$ 31,577	$ 184,298	$ (2,526)
OPERATING EXPENSES:						
Programming and technical	125,316	40,165	17,294	13,289	55,054	(486)
Selling, general and administrative	148,967	76,648	15,205	24,208	34,963	(2,057)
Corporate selling, general and administrative	32,019	-	3,512	6	9,076	19,425
Stock-based compensation	4,711	614	53	114	11	3,919
Depreciation and amortization	33,189	3,484	250	1,907	26,259	1,289
Impairment of long-lived assets	21,256	21,256	-	-	-	-
Total operating expenses	365,458	142,167	36,314	39,524	125,363	22,090
Operating income (loss)	73,640	40,598	6,670	(7,947)	58,935	(24,616)
INTEREST INCOME	240	-	-	-	-	240
INTEREST EXPENSE	76,667	1,363	-	-	7,676	67,628
LOSS ON RETIREMENT OF DEBT	1,809	-	-	-	-	1,809
OTHER INCOME, net	(8,002)	(876)	-	-	(2)	(7,124)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	3,406	40,111	6,670	(7,947)	51,261	(86,689)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(138,758)	13,561	1,622	13	12,285	(166,239)
CONSOLIDATED NET INCOME (LOSS)	142,164	26,550	5,048	(7,960)	38,976	79,550
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,163	-	-	-	-	1,163
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 141,001	$ 26,550	$ 5,048	$ (7,960)	$ 38,976	$ 78,387
Adjusted EBITDA[2]	$ 140,622	$ 66,679	$ 6,986	$ (3,101)	$ 86,975	$ (16,917)

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| | | Year Ended December 31, 2017 | | | | |
| | | (in thousands, unaudited) | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 440,041	$ 176,716	$ 45,529	$ 30,754	$ 187,480	$ (438)
OPERATING EXPENSES:						
Programming and technical	130,417	35,574	21,797	12,686	60,430	(70)
Selling, general and administrative	147,923	75,645	16,228	19,564	36,813	(327)
Corporate selling, general and administrative	41,171	-	3,183	4	7,350	30,634
Stock-based compensation	4,647	594	43	-	209	3,801
Depreciation and amortization	34,016	3,761	214	2,153	26,263	1,625
Impairment of long-lived assets	29,148	29,148	-	-	-	-
Total operating expenses	387,322	144,722	41,465	34,407	131,065	35,663
Operating income (loss)	52,719	31,994	4,064	(3,653)	56,415	(36,101)
INTEREST INCOME	200	-	-	-	(5)	205
INTEREST EXPENSE	79,420	1,438	-	-	7,675	70,307
GAIN ON SALE-LEASEBACK	(14,411)	(14,411)	-	-	-	-
LOSS ON RETIREMENT OF DEBT	5,219	-	-	-	-	5,219
OTHER INCOME, net	(6,608)	(605)	-	-	-	(6,003)
(Loss) income before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	(10,701)	45,572	4,064	(3,653)	48,735	(105,419)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(123,163)	21,420	1,567	45	18,373	(164,568)
CONSOLIDATED NET INCOME (LOSS)	112,462	24,152	2,497	(3,698)	30,362	59,149
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	575	-	-	-	-	575
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 111,887	$ 24,152	$ 2,497	$ (3,698)	$ 30,362	$ 58,574
Adjusted EBITDA[2]	$ 137,098	$ 66,208	$ 4,549	$ (1,507)	$ 83,862	$ (16,014)

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Urban One, Inc. will hold a conference call to discuss its results for the fourth fiscal quarter of 2018. The conference call is scheduled for Wednesday, March 06, 2019 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-288-8968; international callers may dial direct (+1) 612-234-9960.

A replay of the conference call will be available from 12:00 p.m. EST March 06, 2019 until 11:59 a.m. EST March 08, 2019. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 464225.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, **Urban One** currently owns and/or operates 60 broadcast stations (including all HD stations, translator stations and the low power television station we operate) branded under the tradename "Radio One" in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended December 31, 2018 and 2017, Urban One had 44,663,033 and 46,198,362 shares of common stock outstanding on a weighted average basis (basic), respectively. For the years ended December 31, 2018 and 2017, Urban One had 45,647,696 and 47,169,682 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended December 31, 2018 and 2017, Urban One had 46,874,741 and 48,527,664 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the years ended December 31, 2018 and 2017, Urban One had 48,000,957 and 49,632,884 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.